SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             NEWPOWER HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   652463101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                           Riverside Contracting LLC
                             c/o ReGen Capital, LLC
                            2109 Broadway, 2nd Floor
                            New York, New York 10023

                                with a copy to:

                               Joel Negrin, Esq.
                     Goodkind Labaton Rudoff & Sucharow LLP
                          100 Park Avenue, 12th Floor
                               New York, NY 10017
                                 (212) 907-0700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 17, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following page)

CUSIP No. 652463101                                            Page 2 of 9 Pages


------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Riverside Contracting LLC

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     EIN: 13-4101150



--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [x] (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, AF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF          0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,600,400 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,600,400 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,600,400 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 5.7%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

CUSIP No. 652463101                                            Page 3 of 9 Pages


------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Elliot H. Herskowitz

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [x] (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                                  PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                         United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF          107,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,600,400 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         107,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,622,900 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,729,900 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 5.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

CUSIP No. 652463101                                            Page 4 of 9 Pages


------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Neil Herskowitz

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)



--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [x] (b) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                                      PF

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                            United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF          222,500

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,600,400 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         200,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,622,900 shares

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,822,900 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 6.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Newpower Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Manhattanville Road, Purchase, New York 10577.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) Riverside Contracting LLC ("Riverside") is a Delaware limited liability company with an office c/o ReGen Capital, LLC, 2109 Broadway, 2nd Floor, New York, NY 10023. The principal business of Riverside is investments. Elliot H. Herskowitz and Neil Herskowitz are the only members and managers of Riverside. The present principal occupation of Elliot H. Herskowitz is research and investments. In this connection he is employed by SJT Ltd., an Israel corporation engaged in financial research and analysis at 43 Emek Refaim, Jerusalem, Israel 93141. The present principal occupation of Neil Herskowitz is investments. Each of Elliot H. Herskowitz and Neil Herskowitz maintains a business office at 2109 Broadway, 2nd Floor, New York, NY 10023.

         (d) - (e) During the last five years, none of Riverside, Elliot H. Herskowitz or Neil Herskowitz (the "Reporting Persons"), has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each of the individual Reporting Persons is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The sources and amounts of funds used, or to be used, for the purchase of the Common Stock by the Reporting Persons are as follows: (i) by Riverside, its working capital and funds in the form of capital contributions and loans made from time to time to Riverside by its members in the amount of approximately $146,353 (including commissions); (ii) by Elliot H. Herskowitz, his personal funds held in a certain IRA Rollover account (the "Elliot IRA") held in his name in the amount of $7,688.95 (including commissions); and (iii) by Neil Herskowitz, his personal funds held in a certain Roth IRA account (the "Neil IRA") held in his name and other personal accounts in the aggregate amount of $16,258.58 (including commissions).

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares acquired by the Reporting Persons were acquired for investment purposes. The Reporting Persons may make additional purchases of Shares or dispose of Shares in the open market or in private transactions depending upon, among other factors, an evaluation of the Issuer's business prospects and financial condition, including its bankruptcy proceedings, the trading market for the Common Stock and the availability to the Reporting


                                Page 5 of 9 Pages

Persons of funds to make any such purchases. As of the date hereof, none of the Reporting Persons has any plans or proposals which relate to or would result in:
(a) the acquisition by any person of any Shares or other securities of the Issuer, or the disposition of any Shares or other securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any subsidiary;
(c) a sale or transfer of a material amount of assets of the Issuer or of any subsidiary; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Common Stock or any other class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing the Common Stock or any other class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Each of the Reporting Persons, however, reserves the right, at a later date, alone or together with others, to undertake any such plans or proposals or to seek to effect one or more of such changes or transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of Shares beneficially owned by Riverside is 3,600,400 (approximately 5.7% of the outstanding Shares). Other than the Shares owned by Riverside, the aggregate number and percentage of Shares beneficially owned by Elliot H. Herskowitz is 129,500 (approximately 0.2% of the outstanding Shares), and by Neil Herskowitz is 222,500 (approximately 0.4% of the outstanding Shares). For purposes of this Schedule 13D, the percentage of the outstanding Shares beneficially owned has been computed on the basis of 62,866,568 Shares outstanding, as of May 10, 2002, based upon the information set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2002. None of the Reporting Persons is a beneficial owner of any right to acquire Shares.

         (b) Riverside and Messrs. Herskowitz have shared power to vote and to dispose of all Shares held by Riverside. Elliot H. Herskowitz has the sole power to vote and dispose of the 107,000 Shares held in the Elliot IRA. Neil Herskowitz has the sole power to vote and dispose of the 200,000 Shares held in his personal account. Messrs. Herskowitz have shared power to dispose of the 22,500 Shares held in the Neil IRA pursuant to a limited power-of-attorney granted to Elliot H. Herskowitz; however, Neil Herskowitz has the sole power to vote the 22,500 Neil IRA Shares.

         (c) The following table sets forth information with respect to all transactions in the Common Stock that were effected during the past 60 days by the Reporting Persons. All of such transactions were effected as ordinary course brokerage transactions.


                                Page 6 of 9 Pages

      Riverside Contracting LLC

      --------------------------------------------------------------------------------------------------------------
                              Type of Transaction,
                             Purchase ("P") or Sale                                     Price per Share (before
       Date of Transaction            ("S")                 Number of Shares                  commissions)
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    50,000                           0.060
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    10,000                           0.070
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    25,000                           0.074
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    25,000                           0.074
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    40,000                           0.074
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    90,000                           0.074
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    10,000                           0.074
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    70,000                           0.075
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    30,000                           0.075
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    20,000                           0.075
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    20,000                           0.075
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    40,000                           0.059
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    10,000                           0.059
      --------------------------------------------------------------------------------------------------------------
            12/18/02                    P                                   160,000                           0.075
      --------------------------------------------------------------------------------------------------------------

         Elliot H. Herskowitz IRA Rollover

      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    17,000                           0.060
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    21,600                           0.074
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    25,000                           0.070
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    25,000                           0.070
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    10,000                           0.069
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                     1,400                           0.069
      --------------------------------------------------------------------------------------------------------------
            12/19/02                    P                                     7,000                           0.080
      --------------------------------------------------------------------------------------------------------------

         Neil Herskowitz

      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    10,000                           0.065
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    10,000                           0.065
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    50,000                           0.065
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    20,000                           0.065
      --------------------------------------------------------------------------------------------------------------
            12/17/02                    P                                    10,000                           0.074
      --------------------------------------------------------------------------------------------------------------
            12/18/02                    P                                    80,000                           0.075
      --------------------------------------------------------------------------------------------------------------
            12/18/02                    P                                    20,000                           0.075
      --------------------------------------------------------------------------------------------------------------

         Neil Herskowitz Roth IRA

      --------------------------------------------------------------------------------------------------------------
            12/18/02                    P                                    22,500                           0.075
      --------------------------------------------------------------------------------------------------------------

         (d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by any of the Reporting Persons.

         (e) Not applicable.



                                Page 7 of 9 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None, except an Agreement Respecting Joint Filing of Schedule 13D and Power of Attorney, as filed herewith, between Riverside, Elliot H. Herskowitz and Neil Herskowitz.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT 99.1. Agreement Respecting Joint Filing of Schedule 13D and Power of Attorney.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2002                           RIVERSIDE CONTRACTING LLC


                                                  By   /s/ Neil Herskowitz
                                                     ---------------------------
                                                     Neil Herskowitz, Manager


Date: December 26, 2002                           Elliot H. Herskowitz and
                                                  Neil Herskowitz
                                                  By: RIVERSIDE CONTRACTING LLC,
                                                  as attorney-in-fact


                                                  By:  /s/ Neil Herskowitz
                                                     ---------------------------
                                                     Neil Herskowitz, Manager


                                Page 8 of 9 Pages